FORM 3  U.S. Securities and Exchange Commission           OMB Approval
                Washington, D.C.  20549           OMB Number        3235-0104
                                                  Expires:  December 31, 2000
                                                  Estimated ave.burden
                                                  hours per response......0.5


                  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF
                SECURITIES Filed pursuant to Section 16(a) of the
                        Securities Exchange Act of 1934,
             Section17(a) of the Public Utility Holding Company Act
                   of 1935 or Section 30(f) of the Investment
                               Company Act of 1940
--------------------------------------------------------------------------------
1.  Name and Address      2.  Date of Event Requiring    3. IRS or Soc.Sec.No.
    of Reporting Person       Statement (Month/Day/Yr)      of Reporting Person
                                                            (Voluntary)
Phillips  Daniel     T.             7/2/01
-------------------------   ---------------------------     --------------------
(Last)  (First)  (Middle)

1750 Regal Row, Ste 1010
------------------------                    4. Issuer Name and Ticker or Trading
        (Street)                               Symbol
                                                   Renaissance Acceptance
Dallas,  Texas  75235                              Group, Inc. (RNAG)
------------------------                       ---------------------------------
  (City) (State)    (ZIP)

5.   Relationship of Reporting Person       6. If Amendment, Date of Original
     to Issuer (Check all applicable)
        X   Director   X    10% Owner          ---------------------------------
     -------         -------                      (Month/Day/Year)
        X   Officer         Other
     -------         -------
   (give title below)(specify below)        7. Individual or Joint/Group Filing
                                               (Check Applicable Line)
     Chairman of the Board of Directors
     --------------------------------          ---  Form filed by one Reporting
                                                    Person
                                                X
                                               ---  Form filed by more than one
                                                    Reporting Person*


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

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             Table I - Non-Derivative Securities Beneficially Owned
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
1.   Title of Security              2.    Amount of          3.     Ownership Form:   4.   Nature of Indirect
     (Instr. 4)                           Securities                Direct (D) or          Beneficial
                                          Beneficially              Indirect (I)           Ownership
                                          Owned (Instr. 4)          (Instr. 5)             (Instr. 5)

       Common Stock                         2,931,117.16 (1)(3)          I
---------------------------------         ----------------          ---------------        ------------------
       Common Stock                           229,965.46 (2)(3)          I
---------------------------------         ----------------          ---------------        ------------------

---------------------------------         ----------------          ---------------        ------------------

---------------------------------         ----------------          ---------------        ------------------

---------------------------------         ----------------          ---------------        ------------------

---------------------------------         ----------------          ---------------        ------------------

---------------------------------         ----------------          ---------------        ------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
         (Print or Type Responses)

* If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v)


FORM 3 (continued)
Page 2
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               Table II - Derivative Securities Beneficially Owned
          (e.g. puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------
1.   Title of                       2.  Date Exercisable and           3.  Title and Amount of Securities
     Derivative                         Expiration Date                    Underlying Derivative Security
     Security                           (Month/Day/Year)                   (Instr. 4)
                                    ------------------------------------------------------------------------
                                    Date             Expiration                         Amount or Number
                                    Exercisable      Date              Title            of Shares



---------------------------------   --------------   ---------------   --------------   --------------------

---------------------------------   --------------   ---------------   --------------   --------------------

---------------------------------   --------------   ---------------   --------------   --------------------

---------------------------------   --------------   ---------------   --------------   --------------------

4.  Conversion or Exercise          5.  Ownership Form of                  6.  Nature of Indirect Beneficial
    Price of Derivative                 Derivative Security:                   Ownership
    Security                            Direct (D) or Indirect (I)             (Instr. 5)
     (Instr. 4)                         (Instr. 5)



---------------------------------   ------------------------------------   ---------------------------------

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

Explanation of Responses:

(1) Consists of 2,931,117.16 shares beneficially owned by Danmer, LLC. Mr. Phillips is a member and the sole manager of Danmer, LLC.
(2) Consists of 229,965.46 shares beneficially owned by The Mankoff Irrevocable Trust. Danmer, LLC holds proxy-voting power for the shares beneficially owned by The Mankoff Irrevocable Trust.
(3) Does not include 1,005.31 shares benefically owned by FirstPlus Financial Group, Inc. Mr. Phillilps is the Chief Executive Officer of FirstPlus Financial Group, Inc. Mr. Phillips disclaims beneficial ownership of the shares held by FirstPlus Financial Group, Inc.


                                                     /s/ Daniel T. Phillips                 7/12/01
                                                     -------------------------------      ----------
                                                     **Signature of Reporting Person         Date
                                                        and as manager of Danmer, LLC

** Intentional misstatements or omissions of facts constitute Federal
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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